BIRCH MOUNTAIN RESOURCES LTD.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

Birch Mountain Resources Ltd. (the "Corporation") advises that Ernst & Young LLP, Chartered Accountants (the "Former Auditor"), resigned as the auditor of the Corporation effective September 23, 2008. The Former Auditor resigned on its own initiative.

There were no reservations in the Former Auditor's reports for the two most recently completed financial years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditor's resignation.

There are no reportable events between the Corporation and the Former Auditor.

The resignation of the Former Auditor as auditor of the Corporation has been approved by the Corporation's audit committee and by its board of directors.

DATED at Calgary, Alberta this 1st day of October, 2008.

BIRCH MOUNTAIN RESOURCES LTD.

Per: /s/ Shankar Nandiwada

Shankar Nandiwada
Acting Chief Financial Officer

07 October 2008

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2	Saskatchewan Securities Commission 601 1919 Saskatchewan Drive Regina SK S4P 4H2

Alberta Securities Commission 4th Floor, 300- 5 Avenue SW Calgary AB T2P 3C4	Manitoba Securities Commission 500 400 St. Mary Avenue Winnipeg, MB R3C 4K5

Ontario Securities Commission 1903 20 Queen Street West Toronto ON M5H 3S8	Quebec Securities Commission 22nd Flr., 800, Square Victoria C.P. 246, tour de la Bourse Montreal QC H4Z 1G3

Toronto Stock Exchange 3rd Floor, 130 King St. W Toronto ON M5X 1J2

Birch Mountain Resources Ltd. (the "Corporation")
Notice of Change of Auditor

Dear Sirs or Madames:

Pursuant to Section 4.11, of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), we hereby confirm we have read the Notice of Change of Auditor of the Corporation dated 1 October 2008, and based on our current knowledge, we are in agreement with the information contained in such notice.

We understand that the Notice of Change of Auditor, together with this letter, will be filed with the above securities regulatory authorities and mailed to all shareholders of the Corporation and we hereby consent to such filing and mailing.

Yours very truly,

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants